SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016 (Report No. 4)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On November 14, 2016, NICE Ltd. (the “Company”) completed its previously announced acquisition (the “Acquisition”) of inContact, Inc. (“inContact”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 17, 2016, by and among the Company, inContact, a Delaware corporation, and Victory Merger Sub Inc., a Delaware corporation and a wholly owned indirect subsidiary of the Company (“Merger Subsidiary”). Pursuant to the Merger Agreement, Merger Subsidiary merged with and into inContact, with inContact surviving as a wholly-owned indirect subsidiary of the Company.

In connection with the Merger, on November 14, 2016, the Company, as a guarantor, and NICE Systems Inc., as the borrower, entered into a $550 million senior secured credit agreement with a syndicate of lenders, with JPMorgan Chase Bank, N.A. acting as the administrative agent for such lenders (the “Credit Facility”). The Credit Facility consists of a $475 million term loan facility (the “Term Facility”), the proceeds of which have been used to finance the Merger and pay fees and expenses in connection therewith, and a $75 million revolving loan facility (the “Revolving Facility”), the proceeds of which may be used for working capital and other general corporate purposes. Unless terminated earlier, each of the Term Facility and the Revolving Facility will mature on November 14, 2021. The obligations under the Credit Agreement are guaranteed by the Company and most of the Company’s Israeli and U.S. subsidiaries, and are secured by substantially all of the assets of such guarantors and of Nice Systems Inc., in each case subject to customary exceptions.

THE FIRST SENTENCE IN THE FIRST PARAGRAPH ON THE FIRST PAGE OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795, 333-166364, 333-168100, 333-171165, 333-179408, 333-181375, 333-191176, 333-199904, 333-210431, 333-210343 and 333-210344), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

99.1 Joint Press Release of inContact, Inc. and NICE Ltd., dated November 14, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated:	November 14, 2016

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Press Release of inContact, Inc. and NICE Ltd., dated November 14, 2016.

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